UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

HealthWarehouse.com, Inc.
(formerly Clacendix, Inc. / formerly Ion Networks, Inc. / formerly MicroFrame, Inc.)
(Name of Issuer)

Common Stock, par value $0.001
 (Title of Class of Securities)

46205P100
 (CUSIP Number)

Jeffrey T. Holtmeier
Rx Investor Value Corporation
5027 Madison Road, Suite 200
Cincinnati, OH 45227
513.891.8914
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46205P100	Page 2 of 26

1	NAME OF REPORTING PERSONS Rx Investor Value Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON*2 CO

CUSIP No. 46205P100	Page 3 of 26

1	NAME OF REPORTING PERSONS Jeffrey T. Holtmeier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,900
	8	SHARED VOTING POWER 21,000
	9	SOLE DISPOSITIVE POWER 19,900
	10	SHARED DISPOSITIVE POWER 21,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 4 of 26

1	NAME OF REPORTING PERSONS GENext, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,900
	8	SHARED VOTING POWER 21,000
	9	SOLE DISPOSITIVE POWER 19,900
	10	SHARED DISPOSITIVE POWER 21,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46205P100	Page 5 of 26

1	NAME OF REPORTING PERSONS Robert Smyjunas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,300
	8	SHARED VOTING POWER 226,400
	9	SOLE DISPOSITIVE POWER 225,300
	10	SHARED DISPOSITIVE POWER 226,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 6 of 26

1	NAME OF REPORTING PERSONS Stephen J. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,020,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 7 of 26

1	NAME OF REPORTING PERSONS SCW Holdings, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,020,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 46205P100	Page 8 of 26

1	NAME OF REPORTING PERSONS Mark Douglas Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,480,861
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,480,861
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 9 of 26

1	NAME OF REPORTING PERSONS Cormag Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,480,861
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,480,861
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 46205P100	Page 10 of 26

1	NAME OF REPORTING PERSONS Hong Penner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 11 of 26

1	NAME OF REPORTING PERSONS Osgar Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 46205P100	Page 12 of 26

1	NAME OF REPORTING PERSONS Bruce Bedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,850,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,850,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 13 of 26

1	NAME OF REPORTING PERSONS Lynn Peppel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,121,468
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,121,468
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 14 of 26

1	NAME OF REPORTING PERSONS Cape Bear Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,121,468
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,121,468
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46205P100	Page 15 of 26

1	NAME OF REPORTING PERSONS Anthony W. Liberati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 713,295
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 713,295
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 16 of 26

1	NAME OF REPORTING PERSONS LFLP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 713,295
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 713,295
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2
14	TYPE OF REPORTING PERSON* PN

17
CUSIP No. 46205P100	Page 17 of 26

1	NAME OF REPORTING PERSONS Patrick Delaney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 360,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 18 of 26

1	NAME OF REPORTING PERSONS Estate of Wayne Corona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,770,676
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,770,676
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46205P100	Page 19 of 26

1	NAME OF REPORTING PERSONS Patricia Corona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,770,676
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,770,676
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 20 of 26

1	NAME OF REPORTING PERSONS Brian Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 21 of 26

1	NAME OF REPORTING PERSONS Vincent Rinaldi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANTTO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46205P100	Page 22 of 26
Item 1.     Security and Issuer

The class of equity securities to which this Schedule related is the common stock, par value $0.001 per share, (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 7017 Industrial Road, Florence, Kentucky 41042.

Item 2.    Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i)         RX Investor Value Corporation is a Delaware corporation (“RIVC”). Jeffrey T. Holtmeier and Robert Smyjunas are the sole shareholders and officers of RX.

(ii)        Jeffrey T. Holtmeier, a United States citizen.

(iii)       GENext, LLC an Ohio limited liability corporation (“GENext”). Jeffrey T. Holtmeier is the managing member of GENext, LLC.

(iv)       Robert Smyjunas, a United States citizen.

(v)        Stephen J. Weiss, a United States citizen.

(vi)       SCW Holdings, LLP is a Arizona limited liability partnership (“SCW”).  Dr. Stephen J Weiss is the general partner of SCW.

(vii)      Mark Douglas Scott, a Canadian citizen.

(viii)     Cormag Holdings, Ltd.is a Canadian corporation (“Cormag”). Mr. Mark Douglas Scott is the president, sole stockholder and a director of Cormag.

(ix)       Hong Penner, a Canadian citizen.

(x)        Osgar Holdings, Ltd. is a Canadian corporation (“Osgar”). Ms. Hong Penner is the president, sole stockholder and a director of Osgar.

(xi)       Bruce Bedrick, a United States citizen.

(xii)      Lynn Peppel, a United States citizen. Ms. Lynn Peppel is the managing member of Cape Bear Partners, LLC.

(xiii)     Cape Bear Partners, LLC (“Cape Bear”) is a Delaware limited liability company.

(xiv)     Arthur W. Liberati, a Unites States citizen, Mr. Liberati is the sole shareholder of LFLP, Ltd.

(xv)      LFLP, Ltd. is a United States limited partnership (“LFLP”).

(xvi)     Patrick Delaney, a United States citizen.

(xvii)     Patricia Corona, a United States citizen. Ms. Corona is the executrix of the Estate of Wayne Corona.

CUSIP No. 46205P100	Page 23 of 26

(xviii)   Estate of Wayne Corona, an estate organized under Nevada law.

(xix)     Vincent Rinaldi, a United States citizen.

(xx)     Brian Ross, a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)

The address of RIVC is 5027 Madison Road, Suite 200, Cincinnati, Ohio 45227.

The address of Jeffery T. Holtmeier and GENext is 8380 Kugler Mill Rd., Cincinnati, OH 45243.

The address of Robert Smyjunas is 9064 Ridgeway Close Dr., Cincinnati, OH 45236.

The address of Stephen J. Weiss and of SCW is 10405 E. McDowell Mountain Ranch Road, Suite 250, Scottsdale, AZ 85255.

The address of Mark Douglas Scott and of Cormag is 104 Falcon Ridge Drive, Winnipeg, Manitoba, Canada R3Y1X6.

The address of Hong Penner and of Osgar is 400 St. Mary Avenue, 9th Floor, Winnipeg, Manitoba, Canada R3C4K5.

The address of Bruce Bedrick is 5375 Monterey Circle #32, Delray Beach, Florida 33484.

The address of Lynn Peppel and Cape Bear is 38608 Butcher, Rd., Leetonia, Ohio 44431.

The address of Arthur Liberati and LFLP is 104 Buckskin Court, Sewickley, Pennsylvania, 15143.

The address of Patrick Delaney is 9 Ivy Trail, NE, Atlanta, Georgia, 30342.

The address of Patricia Corona and the Estate of Wayne Corona is 3733 Rick Stratton Drive, Las Vegas, NV 89120.

The address of Vincent Rinaldi is 9080 Cunningham Road, Cincinnati, Ohio 45243.

The address of Brian Ross is 4410 Carver Woods Drive, Suite 103, Blue Ash, Ohio 45242.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons: (i) been convicted in any criminal proceeding or (ii) been a part to an civil proceeding or a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

The Reporting Persons own an aggregate of 19,062,600 shares of Common Stock of the Issuer, acquired for an aggregate cost of $2,885,918 in multiple transactions including open market transactions using personal funds of individuals and working capital of RIVC, GENext, SCW, Cormag,  Osgar, LFLP, and Cape Bear.

CUSIP No. 46205P100	Page 24 of 26
Item 4.          Purpose of the Transaction

On June 27, 2016, RIVC sent a letter to the Issuer with notice of RIVC’s intention to nominate Jeffrey T. Holtmeier, Vincent Rinaldi, Brian Ross, and Stephen J. Weiss for election as directors of the Issuer at the 2016 annual meeting of stockholders.

On July 23, 2016, the Reporting Persons formed a group for the purpose of changing the present board of directors and as appropriate, the management of the Issuer.

On July 25, 2016, RIVC sent a letter to the Issuer supplementing its June 27, 2016 letter, and notified the Issuer that RIVC intended to nominate Mark Douglas Scott in lieu of Mr. Rinaldi for election as a director of the Issuer at the 2016 annual meeting of stockholders.

The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the company beneficially owned by them, in each case in the open market or in a privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the issuer and the general business and future prospects of the issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.          Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule are incorporated herein by reference. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 42,160,786 shares of Common Stock outstanding, as of July 29, 2016, which is the total number of shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer. The shares reported above for Dr. Bedrick consist of 3,900,000 shares of common stock and warrants to purchase 1,950,000 shares. The shares reported above for Cormag Holdings/Mark Scott consist of 3,147,527 shares of common stock and warrants to purchase 1,333,334 shares of common stock. The shares reported above for Osgar Holdings/Hong Penner consist of 1,666,667 shares of common stock and warrants to purchase 833,333 shares of common stock. The shares reported above for SCW/Stephen J. Weiss consist of 670,000 shares of common stock and warrants to purchase 350,000 shares of common stock. As reported in the Company’s preliminary proxy filed with the SEC on August 1, 2016, also issued and outstanding are 517,359 shares of Series B preferred stock and 10,000 shares of Series C preferred stock.  Each share of Series B preferred stock is entitled to 11.66 votes on each of the proposals submitted to stockholders, and each share of Series C preferred stock is entitled to one vote on each of the proposals submitted to stockholders. The number of votes held by all holders of the outstanding common stock and Series B and Series C preferred stock and entitled to vote at the Annual Meeting aggregate 48,203,192 votes.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule, which agreement is set forth at Exhibit 7.1 to this Schedule.  The Reporting Persons also expect that they will jointly review all proposals to be voted on in connection with the Annual Meeting, including nominations for directors, and expect that in jointly reviewing such proposals and nominations, proxies ultimately granted or votes ultimately taken by the individual Reporting Persons would likely align significantly with the proxies granted or votes taken by other Reporting Persons.

Except as described herein or in other amendments to the 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 46205P100	Page 25 of 26
Item 7.          Material to be Filed as Exhibits

Exhibit 7.1.          Joint Filing Agreement
Exhibit 7.2           Letter from Rx Investor Value Corporation to HealthWarehouse.com, Inc., dated June 27, 2016
Exhibit 7.3           Letter from Rx Investor Value Corporation o HealthWarehouse.com, Inc., dated July 25, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2016

RX Investor Value Corporation	Jeffrey T. Holtmeier
By: Jeffrey T. Holtmeier, its President

GENext LLC	Robert Smyjunas
By: Jeffrey T. Holtmeier, its Manager

Cormag Holdings, Ltd.	Mark Douglas Scott
By: Mark Douglas Scott, its President

Osgar Holdings, Ltd.	Hong Penner
By: Hong Penner, its President

Bruce Bedrick	Patrick Delaney

Cape Bear Partners LLC	Lynn Peppel
By: Lynn Peppel, its Manager

LFLP Ltd.	Arthur W. Liberati
By Arthur W. Liberati, its shareholder

Estate of Wayne Corona	Patricia Corona
By: Patricia Corona, Executrix

SCW Holdings, LLP	Stephen J. Weiss
By: Stephen J. Weiss, its General Partner

Brian Ross	Vincent Rinaldi

CUSIP No. 46205P100	Page 26 of 26
EXHIBIT INDEX

Exhibit 7.1.            Joint Filing Agreement

Exhibit 7.2            Letter from Rx Investor Value Corporation to HealthWarehouse.com, Inc., dated June 27, 2016

Exhibit 7.3            Letter from Rx Investor Value Corporation to HealthWarehouse.com, Inc., dated July 25, 2016